SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated March 31, 2006

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice (LSE)	7604A	March 31, 2006
2.	Regulatory News Service Notice (LSE)	7684A	March 31, 2006
3.	Companies House Notice – Return of Allotment of Shares	88(2)	March 31, 2006
4.	Companies House Notice – Return of Allotment of Shares	88(2)	March 29, 2006

06012350

SUPPL

4/10

SEC File No. 82-34751

RNS Number:7604A
Elementis PLC
31 March 2006

Elementis plc ('the Company')

The Company announces that it was notified on 31 March 2006 under Section 198 of the Companies Act 1985 that as at 31 March 2006 Silchester International Investors Limited was interested in 42,516,853 Ordinary Shares of 5p each in the Company. These holdings represent 9.72% of the issued Ordinary Share capital of the Company as at 31 March 2006.

Jennifer Murphy

Company Secretary

31 March 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFFLVDILVIR_SN_RNS7604A_SU_RNSTEST_XX_112835.8217_RZ__RT_R.xRoute.001

RNS Number:7684A
Elementis PLC
31 March 2006

Elementis plc ('the Company')

The Company's Employee Share Ownership Trust (ESOT) has today notified the Company that it has purchased 2 million shares.

The aggregate purchase price of £1,694,177.80 paid by the Trust will be met out of funds provided by the Company.

Jennifer Murphy
Company Secretary

31 March 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
MSCBDGDXBBXGGLB

SEC File No. 82-34751

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	31 03 2006	

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	249,849		
Nominal value of each share	5 PENCE		
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt data barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) PERSHINGS LIMITED	Class of shares allotted	Number allotted
Address ONE CLOVE CRESCENT	ORDINARY	117,641
LONDON	ORDINARY	132,208
CREST ID : 601 DESIGNATION: HGCF UK Postcode E14 2BH		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31-3-06

** A director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver / official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ELEMENTIS PLC, 10 ALBEMARLE STREET, LONDON W1S 4BL

Tel 0207 408 9313

DX number DX exchange

SEC File No. 82-34751

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 3299608

Company name in full: ELEMENTIS PLC

SEC MAIL PROCESSING SECTION RECEIVED APR 05 2006 WASH, D.C. 156

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	Month	Year	To Day	Month	Year
	29	03	2006			

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	74,385	89,838	101,068
Nominal value of each share	5 PENCE	5 PENCE	5 PENCE
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

...es and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) PERSHINGS LIMITED	Class of shares allotted	Number allotted
Address ONE CLOVE CRESCENT	ORDINARY	74,385
LONDON	ORDINARY	89,838
CREST ID : 601 DESIGNATION: HQCF UK Postcode E14 2BH	ORDINARY	101,068
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30 MARCH 2006

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ELEMENTIS PLC, 10 ALBEMARLE STREET, LONDON W1S 4BL

Tel 0207 408 9313

DX number DX exchange